Exhibit 3.3

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:47 PM 02/10/2012
FILED 01:47 PM 02/10/2012
SRV 120153185 - 5108142 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is Sol-Wind, LLC

Second: The address of its registered office in the State of Delaware is One Commerce Center - 1201 Orange St. #600 in the City of Wilmington, Zip code l9899.  The name of its Registered agent at such address is Incorp Services, Inc.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                                        .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 30th day of December, 2011.

By:	/s/ Kevin Adler
Authorized Person (s)

Name:	Kevin Adler